Blind Tiger Spirit-Free Cocktails
851 followers
4w • Edited •

Join Blind Tiger's Liquid Revolution by becoming a part of our first-ever equity crowdfunding campaign! 🎉 To all you fabulous folks out there, you've been the driving force behind our journey, and now, it's your chance to own a piece of the action! For as little as $100, you can be an investor in our vibrant venture.

Hop on over to WeFunder (🔗 https://lnkd.in/ewDW62cq) to delve deeper into this thrilling opportunity. Discover how you can help propel our growth and be integral to our future ambitions as we revolutionize the beverage industry! 🍹💥

Your support means the world to us, worth more than a bootlegger's stash. We're eagerly awaiting you to join the movement. Cheers to the bright future ahead!

Testing the Waters Disclosure: https://lnkd.in/eJ3hMCJ3


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